Exhibit 99.2

Reverse Share Split Disclosure

On July 1, 2020, Tsakos Energy Navigation Limited (the “Company”) effected a one-for-five (1-for-5) reverse share split of its authorized common shares, with a corresponding increase in the par value per share to $5.00 per share. The reverse share split reduced the number of authorized common shares from 175,000,000 common shares, with a par value of $1.00 per share, to 35,000,000 common shares, with a par value of $5.00 per share, and reduced the number of outstanding common shares from 93,905,410 common shares to 18,781,049 common shares. No fractional shares were issued in connection with the reverse share split. Shareholders who would otherwise have been entitled to receive a fractional share of the Company’s common shares after the reverse share split received a cash payment in lieu of such fractional share. No other terms of the Company’s common shares were affected by the reverse share split.

As the $175,000,000 authorized share capital of the Company related to common shares remained unchanged after the reverse share split, the stated capital on the Company’s consolidated balance sheet attributable to the common shares was unchanged as a result of the reverse share split.

All share and earnings (loss) per share information has been retroactively adjusted to reflect the reverse share split. The effect of the reverse share split on per share amounts and the weighted average number of common shares issued and outstanding for each of the quarters ended March 31, 2020 and 2019, and each of the five fiscal years ended December 31, 2019 are as follows.

	Three Months Ended March 31,		Year Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
Earnings (loss) per share, basic	$0.58	$0.06	$(1.58)	$(7.63)	$(0.95)	$2.35	$8.43
Weighted average number of shares, basic	19,122,761	17,520,929	17,751,585	17,422,327	16,942,714	16,981,016	17,165,519
Earnings (loss) per share, diluted	$0.58	$0.06	$(1.58)	$(7.63)	$(0.95)	$2.35	$8.43
Weighted average number of shares, diluted	20,867,193	17,520,929	17,751,585	17,422,327	16,942,714	16,981,016	17,165,519

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